Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization

Adhesion Wealth Advisor Solutions, Inc.	North Carolina
AssetMark, Inc.	California
AssetMark Trust Company	Arizona
AssetMark Retirement Services, Inc.	Pennsylvania
AssetMark Brokerage, LLC	Delaware
Atria Investments, Inc.	North Carolina
Global Financial Private Capital, Inc.	Florida
Global Financial Advisory, LLC	Delaware
Voyant, Inc.	Delaware
Voyant UK Ltd	United Kingdom
Voyant Financial Technologies Inc.	Canada
Voyant Australia Pty Ltd	Australia